EKATS SECURITIES

FINANCIAL STATEMENT WITH
REPORT OF INDEPENDENT REGISTERERED PUBLIC ACCOUNTING FIRM

Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

December 31, 2023

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ekats Securities

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

477 Madison Avenue, 6th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Brewster	646-397-5473	rbrewster@ekatssecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Carter, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ekats Securities, as of December 31, 2 023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: [signature]



Title: CEO

2/16/24

[signature]

Notary Public See attached

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 16 day of FEBRUARY, 20 24, by SCOTT CARTER ______, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



YELENA OSADCHAYA
Notary Public - California
Los Angeles County
Commission # 2331092
My Comm. Expires Aug 26, 2024

(Seal) Signature ______

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENT

    Statement of Financial Condition   2

    Notes to Financial Statement   3 - 5



TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Ekats Securities

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Ekats Securities (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Tuttle & Bond PLLC

Fredericksburg, Texas
February 28, 2024

We have served as Ekats Securities's auditor since 2019.

EKATS SECURITIES

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$	8,601
Prepaid expenses		1,992
Total assets	$	10,593

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	5,483
Capital Stock		112,781
Additional Paid in Capital		231,745
Retained deficit		(339,416)
Total stockholder's equity		5,110
Total liabilities and stockholder's equity	$	10,593

NOTES TO FINANCIAL STATEMENT
December 31, 2023

Note 1   **Organization and nature of business**

Ekats Securities (the "Company"), formerly known as Crowdfunder Financial Services, Inc., was formed in 2016 and is a California corporation. The Company is a wholly-owned subsidiary of Ekats Financial, Inc. (the "Parent"). The Company's primary business is that of a securities broker-dealer that engages in the private placement of securities of private funds, Regulation A and Regulation S offerings, in accordance with the membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 on April 4, 2017 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

On July 27, 2021, the Company entered into a Stock Purchase Agreement with Ekats Financial LLC to sell 100% of the Company. The transaction received FINRA approval under Rule 1017 application on December 12, 2022.

Going Concern and Liquidity Risk

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2023, the Company reported a net loss of $26,994 and relied on capital contributions of $18,000 to fund its operation. These results and the $8,601 of cash on hand at December 31, 2023 raise substantial doubt about the Company's ability to continue as a going concern.

In 2024, the Stockholders of the Company intend to fund the firms operations with capital contributions.

Note 2   **Summary of significant accounting policies**

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Revenue recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Note 2   **Summary of significant accounting policies (continued)**

Revenue recognition(continued)
In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of placement fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. The Company has $71,277 in a deferred tax asset and the Company applied a 100% discount valuation in anticipation of being unused.

If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Subsequent events
For purposes of preparing financial statements the Company considered events through February 28, 2024, the date the financial statements were available for issuance. Subsequent to the end of the year, the financial markets have been severely impacted by the effects of the Coronavirus pandemic. The Company continues to evaluate the current and long-term impact of the pandemic on Company operations, but projections to future operations are not known at this time.

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2023

Note 4   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2023 the Company's net capital was $3,118 which was $1,882 in deficit of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.18 to 1.

Note 5   **Lease Commitments**

The Company leases it premises on a one year term ending August 31, 2024 for $158 per month. Rent expense for the year ended December 31, 2023 was $878.

Note 6   **Concentrations**

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 7   **Commitments and contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.